CONFIDENTIAL
TREATMENT
REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-24582

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GARY HOCH AGENCY, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2645 Elmwood Ave.
(No. and Street)

Buffalo, (City) NY (State) 14217 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Hoch (Name) 716-881-1991 (Area Code – Telephone Number) gary@garyhochagency.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE. SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

July 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _GARY HOCH_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _GARY HOCH AGENCY, INC_ , as of _12-31_, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Gary Hoch_

Title: _PRESIDENT_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GARY HOCH AGENCY, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Ohab and Company, P.A.

1001 Sybelia Ave. Suite 130
Maitland FL 32751

Certified Public Accountants

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Gary Hoch Agency, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. as of December 31, 2025, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gary Hoch Agency, Inc. management. Our responsibility is to express an opinion on Gary Hoch Agency, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gary Hoch Agency, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Gary Hoch Agency, Inc.'s financial statements. The supplemental information is the responsibility of Gary Hoch Agency, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Gary Hoch Agency, Inc.'s auditor since 2018.

Maitland, Florida

March 23, 2026

1

Gary Hoch Agency, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	3,767
Money Market Account at fair market value		50,000
FINRA Account		822
Commission Receivable		16,305
Total Assets	$	70,894

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	215
Total Liabilities	$	215

Shareholders' Equity

Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	$ 50,000
Retained Earnings	20,679
Total Shareholders' Equity	70,679
Total Liabilities and Shareholders' Equity	$ 70,894

See accompanying notes to financial statements

Gary Hoch Agency, Inc.
Statement of Operations
For the Year Ended December 31, 2025

Revenue

Mutual Fund income and Distribution Fees	$ 174,027
Fee income from Income Tax Returns	10,525
Dividend Income	1,869
Total Revenue	186,421

Expenses	
Salaries	36,000
Pension expense	9,000
Rent	9,600
Office supplies and expense	3,852
Payroll taxes	3,065
Professional fees	5,990
Repairs and maintenance	4,096
Meals and entertainment	1,649
Auto expense	776
Regulatory fees	2,537
Insurance	3,959
Software maintenance	2,916
Telephone and internet	3,315
Dues and subscriptions	1,848
Continuing education	283
Postage and express delivery	534
Security	326
Sales promotion	488
Computer Maintenance	681
Fees paid to related party	30,000
Bank fees	141
Total Expenses	121,056
Income before Provision for NY State Franchise Tax	65,365
Provision for NY State Franchise Tax	25
Net Income	$ 65,340

See accompanying notes to financial statements

3

Gary Hoch Agency, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2025

	Common Stock	Retained Earnings	Total
Balance December 31, 2024	$ 50,000	$ 28,339	$ 78,339
Net Income	-	65,340	65,340
Shareholder Distributions	-	73,000	73,000
Balance December 31, 2025	$ 50,000	$ 20,679	$ 70,679

See accompanying notes to financial statements

Gary Hoch Agency, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities:

Net Income	$ 65,340
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
FINRA Cash Account	(822)
Commission Receivable	5,944
Total Adjustments	$ 5,122
Net cash provided by Operating Activities	70,462

Cash Flows from Financing Activities:

Shareholder Distributions	(73,000)
Net Cash Used in Financing Activities	(73,000)
Net change in Cash and Cash Equivalents	(2,538)
Cash and cash Equivalents – Beginning of Year	6,305
Cash and Cash Equivalents – End of Year	$ 3,767

Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for NY State Franchise Tax $ 25

See accompanying notes to financial statements

GARY HOCH AGENCY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. THE COMPANY

Gary Hoch Agency, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company effects transactions in variable contracts and investment company shares (mutual funds) on an application way basis pursuant to 15c-3 subparagraph (k)(1). The Company is engaged in a single line of business as securities broker-dealer, which is comprised of only the sale of Mutual Funds and Variable Annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The company reports on the accrual basis of accounting, which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of 3 months or less to be cash equivalents for the purposes of the cash flows.

Commission Receivable – The Company has commission receivable that arise from mutual fund trails. The Company has not recorded an allowance for commissions receivable since, in the opinion of the management, such amounts are fully collectible as they have been recorded based on amounts received in the subsequent month.

Revenue Recognition

Commissions – Commissions from the sale of Mutual Funds and Variable Annuities and 12b-1 Fees are recorded as revenue on the trade date because this is when the Company believes its performance obligation is fulfilled.

Distribution fees – The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investments – Investments consist of investment company shares held at an investment company. Investments are recorded at fair market value and any gain or loss is reported in operations in the period realized.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using the straight-line method over the following estimated useful lives: Computers 5 Years. Equipment, Furniture, and fixtures 7 Years.

Income Taxes – The Company does not pay federal income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder based on their respective ownership and included in their respective income tax returns. The Company does, however, pay minimum franchise taxes in each state in which it conducts business. The company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2025. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Credit Losses – The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of December 31, 2024, and 2025 of $22,249 and $16,305 respectively.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, investments, and payables. At December 31, 2025, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value. The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance, Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 825, Financial Instruments, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for the Identical assets or liabilities in active markets that the Company has the Ability to access.

The following presents the Company's December 31. 2025 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Securities owned	$ 50,000	0	0	$ 50,000
Securities sold not yet purchased	0	0	0	0
Investment at fair value	$ 50,000	0	0	$ 50,000

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2025:

Computers and Equipment	$ 12,443
Furniture and Fixtures	8,063
	20,506
Less: Accumulated depreciation	(20,506)
	$ --0--

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $ 53,374 which was $ 48,374 in excess of its required net capital of $ 5,000 and a ratio aggregate indebtedness to net capital of 0.40 to 1.

6. INCOME TAX MATTERS

The company, with the consent of its shareholders, has elected to be taxed as an S corporation. These sections of federal and state tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal taxes have been recognized in the accompanying financial statements. The company is subject to a minimum Franchise tax. As of 12/31/2025, the income tax provisions consist of the following: State Taxes $ 25   Total Income Tax Provision $ 25   State Income Taxes are provided for the tax effects of transactions reported in the Financial Statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax basis of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

7. PENSION PLAN

The Company adopted a retirement plan established under the provisions of Section 401K of the Internal Revenue Code effective January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year of service. 1,000 hours of service per year is required to count as 1 year. The Corporation's contributions are entirely discretionary upon the director's approval. Contributions to the plan for the year December 31, 2025 amounted to $ 9,000.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentration of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable is due from large financial institutions from selling financial instruments. Commissions are normally paid within thirty days of the transaction. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. SEGMENT REPORTING

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of only the sale of Mutual Funds and Variable Annuities. The company has identified its President as the chief operation decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. COMMITMENTS AND CONTINGENCIES
Company leases office and storage space under an operating agreement that expired on December 31, 2025. Total expense amounted to $ 9,600 for the year ended December 31, 2025. No future minimum lease payments are required under the lease as the lease was re-written for one year and a new one will be signed each year for a one year period.
The Company does not have any other commitments or contingencies as of 12/31/2025.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined there are no disclosures or adjustments necessary.

12. RELATED PARTIES

Gary Hoch Agency has contracts with 2 related parties. The first one was entered into in 2025 with an agency owned by a related party for $24,000, which provides administration and consulting services. The second one was entered into in 2025 with a related party for $6,000 who provides consulting and income tax preparation assistance. The Company also rents space from the sole owner at the amount of $ 1,500 per year which is included in office supplies and expenses.

Gary Hoch Agency, Inc.
Schedule I
Computation of Net Capital
Under Rule 15c3-I of the Securities and Exchange Commission
December 31, 2025

Computation of Basic Net Capital Requirement

Total ownership equity from Statement of Financial Condition	$ 70,679
Deductions: for non-allowable assets	(16,305)
for other securities haircuts	(1,000)
Net Capital 12/31/2025	$ 53,374

Minimum net capital required	$ 14
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 48,374
Excess net capital at 1000%	$ 47,374

Computation of Aggregate Indebtedness

Liabilities from Statement of Financial Condition	$ 215
Percentage of aggregate indebtedness to net capital	0.40%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Gary Hoch Agency, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

Net capital per the Company's FOCUS report (unaudited)	$ 53,374
Net capital per Audited Financial Statement	$ 53,374

GARY HOCH AGENCY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025
SCHEDULE II

Computation for determination of reserve requirements and information relating to possession or
control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable
since the Company is exempt from such rule pursuant to paragraph (k)(1).

*O*hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Gary Hoch Agency, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Gary Hoch Agency, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Gary Hoch Agency, Inc. claimed an exemption from 17 C.F.R. §240 15c3-3 (k)(1) (exemption provision) and (2) Gary Hoch Agency, Inc. stated that Gary Hoch Agency, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Gary Hoch Agency, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gary Hoch Agency, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 23, 2026

14

GARY HOCH AGENCY, INC.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. RULE 240.15c3-3(k)
DECEMBER 31, 2025

Gary Hoch Agency, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Gary Hoch Agency, Inc.

I, Gary Hoch, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Gary Hoch

Title: President

1/27/2026